UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Nissan Kasai Kaijou Hoken Kabushiki Kaisha
(Name of Subject Company)

The Nissan Fire and Marine Insurance Company, Limited
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Yasuda Kasai Kaijou Hoken Kabushiki Kaisha
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

None
(CUSIP Number of Class of Securities (if applicable))

Tatsujiro Yonekura, President and Chief Executive Officer
The Yasuda Fire & Marine Insurance Company of America
Two World Financial Center, 43rd Floor, 225 Liberty Street, New York, NY 10281-1058
(212) 416-1200
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 13, 2002
(Date Tender Offer/Rights Offering Commenced)

Total No. of Pages 68

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) See Exhibit I.1.(a).
(b) Not applicable.

Item 2. ***Informational Legends***

Included in document attached hereto as Exhibit I.1.(a).

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.
(2) Not applicable.
(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with the Commission on March 14, 2002.
(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Masao Miyakawa

(Signature)

Masao Miyakawa, Director, Deputy President and Senior Managing Executive Officer

(Name and Title)

March 4th, 2002

(Date)

③

EXHIBIT I.1.(a)

Notice of an Extraordinary General Meeting of Shareholders

The Nissan Fire and Marine Insurance Company, Limited

Notice to U.S. Shareholders

- This proposed business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country, which are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards, which may not be comparable to the financial statements of United States companies.

- It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

- You should be aware that the issuer may purchase securities otherwise than in connection with the business combination, such as in open market or privately negotiated purchases.

March 13, 2002

Dear Shareholder:

Notice of Extraordinary General Meeting of Shareholders

This is to notify you of an Extraordinary General Meeting of Shareholders of the Nissan Fire & Marine Insurance Co., Ltd., details of which are provided below. If you are unable to attend, you can still exercise your voting rights by submitting a written proxy. Please study the attached information and complete the enclosed voting form, indicating whether you wish to vote for or against each motion. Please sign the form and return it to us so that it arrives no later than March 27, 2002.

Yours sincerely

Yukiyoshi Doi, President and Representative Director
The Nissan Fire & Marine Insurance Co., Ltd.
9-5, Kita-Aoyama 2-chome, Minato-ku, Tokyo

Details

1. Date and time: Thursday, March 28, 2002, 10 a.m.

2. Venue: Diamond Room, 1st Floor, Aoyama Diamond Hall
   6-8, Kita-Aoyama 3-chome, Minato-ku, Tokyo
   (A guide map to the venue is provided at the end of this document.)

3. Purpose of meeting:

   Motion 1: Approval of Merger Agreement between The Nissan Fire & Marine Insurance Co., Ltd. and The Yasuda Fire & Marine Insurance Co., Ltd.
   Details of the motion are provided in the attached "Reference Information Concerning the Exercise of Voting Rights" (Pages 3 to 58).

   Motion 2: Partial amendment of the Company's Articles of Incorporation of Incorporation
   Details of the motion are provided in the attached "Reference Information Concerning the Exercise of Voting Rights" (Pages 59 to 61).

If you will be attending the meeting, please bring the enclosed voting form and present it at the reception desk.

Reference Information Concerning the Exercise of Voting Rights

Number of shareholder voting rights: 252,955.

1. Motions and reference information

Motion 1

Approval of Merger Agreement between The Nissan Fire & Marine Insurance Co., Ltd. and The Yasuda Fire & Marine Insurance Co., Ltd.

1. Reasons for Merger

As you are aware, a merger agreement among The Nissan Fire & Marine Insurance Co., Ltd. (hereinafter referred to as "the Company"), The Taisei Fire & Marine Insurance Co., Ltd. (hereinafter referred to as "Taisei Fire & Marine") and The Yasuda Fire & Marine Insurance Co., Ltd. (hereinafter referred to as "Yasuda Fire & Marine") was approved at the 91st General Meeting of Shareholders. This merger agreement was dissolved on November 27, 2001, for reasons that include the fact that Taisei Fire & Marine became subject to proceedings under the Special Corporate Rehabilitation Law (*Kaisha Kosei Tokureiho*). Thereafter, the Company and Yasuda Fire & Marine engaged in intensive negotiations concerning a two-company merger. Agreement was reached providing for a merger to take place on July 1, 2002, and a merger agreement was signed on February 8, 2002.

The new merger agreement differs in various respects, including the number of companies, the merger date and merger ratios, from the agreement that was signed on April 25, 2001. In addition to the diversification of customer needs, the insurance market is also being transformed by a series of mergers across industry boundaries. We believe that these changes will result in escalating competition based on products, services and the ability to develop plans and proposals.

We have responded to these environmental changes by developing the concept of a comprehensive life and non-life insurance group. There has been absolutely no change in our perception that the best way to strengthen our competitiveness and achieve further growth and success is to create a new type of non-life insurance company with the qualities and characteristics needed in this new environment.

The new company created through the merger will be called "Sompo Japan Insurance, Inc." It will continue our efforts to build a new corporate future and enhance our corporate value through the realization of the following three visions:

(1) Our aim as a non-life insurance enterprise is to provide both individual and corporate customers with the best possible insurance services and optimized solutions. We will work energetically under

our comprehensive partnership with The Dai-ichi Mutual Life Insurance Company to accelerate the realization of our strategy, the aim of which is to build a "comprehensive life and non-life insurance company with supreme strength and quality."

(2) We are determined to be a totally customer-oriented enterprise with a continuing commitment to do the best for every customer. Rather than trying to provide a full range of services in-house, we will base our activities on our partnership with the Mizuho Financial Group. We will actively build business links in each functional area with leading companies in the insurance industry and other sectors.

(3) We will work through these strategies to maximize benefits to shareholders and policyholders. For our employees, we are determined to provide a motivating work environment in which they can realize their full potential. We will build fair and transparent personnel management systems with the emphasis on people and their work, including fine-tuned remuneration packages linked to ability and results, regardless of each employee's company of origin.

As joint sponsors for Taisei Fire & Marine, the Company and Yasuda Fire & Marine will support the corporate rehabilitation of Taisei Fire & Marine as we work to realize the vision behind the establishment of the Sompo Japan Insurance.

We hope that shareholders will accept the reasons for the merger and approve the merger agreement.

2. Details of Merger Agreement

Merger Agreement (Copy)

A merger agreement is concluded as follows between Yasuda Fire & Marine Insurance Co., Ltd. (hereinafter referred to as "A") and Nissan Fire & Marine Insurance Co., Ltd. (hereinafter referred to as "B").

Article 1: Merger Method

Under the legal procedures for the merger between A and B, A will continue to exist and B will be dissolved.

Article 2: Merger Date

The merger date will be July 1, 2002. Proviso: This date may be changed through consultation between A and B for reasons relating to the progress of merger formalities or other factors.

Article 3: Amendment of Articles of Incorporation

As a result of the merger, A will amend its Articles of Incorporation as stated in Appendix 1. The changes to Article 5 of the Company's Articles of Incorporation will take effect from the date on which the merger is registered and the other changes will take effect from the merger date.

Article 4: Issuance and Allocation of New Shares in Connection with the Merger

1. At the time of the merger, A will issue a number of ordinary shares equivalent to 0.36 of total shares owned by shareholders (including shares owned beneficially; the same shall apply hereinafter) listed in B's register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter.) on the day prior to the merger date.
2. A will allocate the aforementioned shares to shareholders listed in B's final shareholder register at the rate of 0.36 shares for every B ordinary share held. Proviso: Fractions of shares created by the allocation process will be consolidated and sold, and proceeds will be distributed to shareholders in proportion to their fractions of shares.
3. Income dividends in relation to shares issued by A under the provisions of Paragraph 1 will be calculated as of April 1, 2002.

Article 5: Increases in Capital and Capital Reserves, etc.

The increases in capital, capital reserves, earned legal reserves and other retained income to be implemented by A as a result of the merger will be as follows. Proviso: These amounts may be changed through consultation between A and B if necessary due to B's asset or liability position or other factors as of the merger date.

(1) Capital

¥8,578,931,220

Proviso: If convertible bonds issued by B since October 1, 2001 are converted into shares by the day prior to the merger date, the amount added to capital as a result of such conversion will be added to this amount.

(2) Capital reserve

The amount remaining after deduction of the amount stipulated in the following item from the surplus as defined in Article 288 Paragraph 2 Item 5 of the Commercial Code.

(3) Voluntary reserves and other retained earnings

The total amount, the items to be provided, and the amounts per item will be determined through consultation between A and B, not exceeding the amounts of B's voluntary reserves and other retained income on the merger date.

Article 6: Merger Approval General Meeting

A and B will each seek resolutions approving this merger agreement and other matters required for the merger at Extraordinary General Meetings of Shareholders to be held on March 28, 2002 (hereinafter referred to as "Merger Approval General Meetings"). Proviso: This date may be changed through consultation between A and B if necessary due to the state of progress on merger formalities or other reasons.

Article 7: Stock Options for Directors and Employees

A may grant a maximum of 800,000 ordinary share options to directors and employees, subject to a special resolution of the Regular General Meeting of Shareholders scheduled for June 2002.

Article 8: Amount of Dividends

1. A will pay shareholders or registered mortgagees listed in the final shareholder register as of March 31, 2002 a dividend of ¥7 per share, not to exceed a total amount of ¥6,500 million, for the period from April 1, 2001 to March 31, 2002.
2. B will not pay a dividend for the period from April 1, 2001 to March 31, 2002.

Article 9: Transfer of Company Assets

1. B will transfer all assets, liabilities, rights and obligations as stated in the Balance Sheet as of September 30, 2001 and otherwise calculated as of that date, after adjustment for increases or decreases between that date and the merger date, to A on the merger date. A will take over those assets, liabilities, rights and obligations.
2. In addition to the items specified in the previous paragraph, all rights and obligations pertaining to convertible bonds issued by B will be taken over as of the merger date. The transfer price will be

changed to a price adjusted according to the proportions stipulated in Article 4 Paragraph 2 on or after the merger date.

3. B will notify A of any changes to assets, liabilities, rights and obligations between October 1, 2001 and the merger date and provide a statement of said changes.

Article 10: Merger Premium

A will not pay a merger premium at the time of the merger.

Article 11: Directors and Auditors Taking Office at Time of Merger

The persons who will take office as new directors and auditors of A at the time of the merger will be determined through consultation between A and B by May 31, 2002. Those persons will be elected at A's Regular General Meeting of Shareholders scheduled for June 2002.

Article 12: Terms of Office of Directors and Auditors

1. The term of office of any director of A who took office prior to the merger date will end at the conclusion of the first Regular General Meeting of Shareholders after the merger date.
2. The term of office of any new director of A who took office under the provisions of the previous article will end at the conclusion of the first Regular General Meeting of Shareholders after the merger date, as stipulated in Article 18 Paragraph 1 of A's amended Articles of Incorporation.
3. The term of office of any auditor of A who took office prior to the merger date or any new auditor of A who took office under the provisions of the previous article will end at the conclusion of the Regular General Meeting of Shareholders pertaining to the last accounting period within three years of their assumption of office, as stipulated in Article 30 Paragraph 1 of A's Articles of Incorporation.

Article 13: Retirement Bonuses for Directors and Auditors

1. B will pay retirement bonuses to directors of B who do not take office as directors of A by the day prior to the merger date on the basis of consultation between A and B, in accordance with a resolution of B's Regular General Meeting of Shareholders scheduled for June 2002. The same will apply to retirement bonuses for auditors of B who do not take office as auditors of A.
2. Where directors of B take office as directors of A, A will take into account their term of office with B when calculating their retirement bonuses at the time when they retire as directors in the future. A will pay those retirement bonuses subject to a resolution of its General Meeting of Shareholders. The same will apply to retirement bonuses for auditors of B who take office as auditors of A.

Article 14: Treatment of Employees

On the merger date, A will continue to employ all employees of B as employees of A. Proviso: Years with B will be taken into account when calculating years of service, and all other matters will be determined through consultation between A and B.

Article 15: Obligations as a Good Manager

1. A and B will perform their operations and manage their assets with the care of good managers from the date on which this agreement is concluded to the merger date. A and B will consult in advance in respect of any action that may have a substantial effect on their assets, liabilities, rights or obligations.
2. Irrespective of the provisions of the previous paragraph, A will be able to implement a merger under the provisions of a merger agreement, attached hereto as Appendix 2, concluded with The Dai-ichi Property & Casualty Insurance Co., Ltd. on May 7, 2001. A and B will implement their merger under the provisions of this agreement, irrespective of whether or not the merger under that agreement is implemented.

Article 16: Dissolution Expenses

After the merger, A will be responsible for expenses payable in relation to the dissolution of B.

Article 17: Changes, etc., to Merger Terms

If there is any substantial change to the status of the operations or assets of A or B due to natural disasters or other factors, the merger terms may be amended or this agreement may be cancelled on the basis of consultation between A and B.

Article 18: Validity of Agreement

This agreement will lose force under any of the following circumstances:

(1) If either A or B cannot obtain the necessary approval for this agreement at their respective Merger Approval General Meetings.

(2) If the relevant government agency, etc., is unable to give the approval required under law for this agreement, or if other similar official actions cannot be obtained.

(3) If a resolution at the Merger Approval General Meeting of A or B as required for this agreement loses force under the provisions of Article 17 Paragraph 4 of the Insurance Business Law, which applies mutatis mutandis to Article 166 Paragraph 2 of the same law.

Article 19: Matters not Stipulated in this Agreement

In addition to matters stipulated in this agreement, A and B will also decide matters not stipulated in this agreement and any other matters required for the merger on the basis of consultations in accordance with the intent of this agreement.

As proof of this agreement, this document will be prepared in duplicate and signed by A and B, one copy to be retained by each party.

February 8, 2002

A. The Yasuda Fire & Marine Insurance Co., Ltd.
26-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo
Hiroshi Hirano, President and Representative Director

B. The Nissan Fire & Marine Insurance Co., Ltd.
9-5, Kita-Aoyama 2-chome, Minato-ku, Tokyo
Yoshiyuki Doi, President and Representative Director

Appendix 1

Comparison of Current and Amended Articles of Incorporation
(See Article 3 of Merger Agreement)

(Changes underscored)

Current Articles of Incorporation	Proposed Changes
Article 1: Trading name 1. The trading name of the Company will be Yasuda Kasai Kaijo Hoken Kabushikigaisha. 2. This will be expressed in English as The Yasuda Fire and Marine Insurance Company, Limited.	Article 1: Trading name 1. The trading name of the Company will be Kabushikigaisha Songai Hoken Japan. 2. This will be expressed in English as Sompo Japan Insurance, Inc.
Article 5: Number of authorized shares The number of shares that can be issued by the Company will be 1,620 million.	Article 5: Number of authorized shares The number of shares that can be issued by the Company will be 2,000 million.
Article 16: Number of directors The Company will have no more than 35 directors.	Article 16: Number of directors The Company will have no more than 20 directors.
Article 18: Term of office of directors 1. The term of office of directors will end at the conclusion of the regular general meeting of shareholders pertaining to the last accounting period within two years of their appointment. 2. Omitted.	Article 18: Term of office of directors 1. The term of office of directors will end at the conclusion of the regular general meeting of shareholders pertaining to the last accounting period within one year of their appointment. 2. Omitted.
Article 28: Number of auditors The Company will have no more than 5 auditors.	Article 28: Number of auditors The Company will have no more than 6 auditors.

Appendix 2

Merger Agreement between The Yasuda Fire & Marine Insurance Co., Ltd. and The Dai-ichi Property & Casualty Insurance Co., Ltd.

A merger agreement is hereby concluded between The Yasuda Fire & Marine Insurance Co., Ltd. (hereinafter referred to as "A") and The Dai-ichi Property & Casualty Insurance Co., Ltd. (hereinafter referred to as "B").

Article 1: Merger Method

A and B will merge, and B will be dissolved, leaving A as the surviving company after the merger.

Article 2: Merger Date

The merger date will be April 1, 2002. Proviso: This date may be changed through consultation between A and B, if required because of the state of progress of merger procedures or other reasons.

Article 3: Reduction of B's Capital and Other Matters

1. Prior to the merger, B will transfer ¥5,850 million of its capital reserves to common stock. By March 15, 2002 B will reduce the number of issued shares by 450,000, from 500,000 to 50,000 shares, and reduce the common stock after the transfer by ¥32,850 million, from ¥35,850 million to ¥3,000 million. This capital reduction will be implemented by purchasing all issued shares (face value: ¥50,000 per share) at the rate of 9 shares for each 10 shares at a price of ¥73,000 per share, followed by compulsory paid cancellation.
2. B will notify A if there is any significant change in the capital reduction stipulated in the previous paragraph.

Article 4: Issuance and Allocation of New Shares Created through the Merger

1. A will issue ordinary par value shares (par value: ¥50 per share) equivalent to the product of the total number of shares held by shareholders registered in B's final shareholder register as of the day before the merger date multiplied by 160.
2. A will allocate 160 A shares to shareholders' registered in B's final shareholder register as of the day before the merger date per one par value B share held (par value: ¥50,000 per share).
3. The base date for dividend calculations for A shares issued under the provisions of Paragraph 1 will be the merger date.

Article 5: Increases in Common Stock and Reserves, etc.

As a result of the merger, A will need to make the following increases in common stock, capital reserves, earned legal reserves, voluntary reserves and other retained income items. Proviso: These amounts may be changed through consultation between A and B, depending on the B's asset and liability position and other factors as of the merger date.

(1) Common Stock
¥3,000,000,000

(2) Capital reserves
An amount calculated by deducting the amount shown in Items (3) and (4) of this article from the excess amount stipulated in Article 288/2 Paragraph 1 Item 5 of the Commercial Code.

(3) Earned legal reserve
The amount of B's earned legal reserve on the merger date.

(4) Amounts of voluntary reserves and other retained earnings
B's voluntary reserves and retained profit on the merger date. Proviso: A will determine the reserve items and amounts for each.

Article 6: General Meetings to Approve Merger

A and B will each hold regular meetings of shareholders on June 28, 2001 (hereinafter referred to as "Merger Approval General Meetings"), at which resolutions concerning the approval of this merger agreement and items required for the merger will be sought. Proviso: This date may be changed through consultation between A and B if this is necessary because of the state of progress of merger procedures or for other reasons.

Article 7: Profit Dividends

A can pay a profit dividend of ¥7 per share, not to exceed a total amount of ¥6,500 million, for the period from April 1, 2000 to March 31, 2001, to shareholders or registered mortgagees listed in the final shareholder register on March 31, 2001.

Article 8: Transfer of Company Assets

1. All assets, liabilities, rights and obligations shown in B's balance sheet or elsewhere as of March 31, 2001, adjusted for increases or decreases occurring between that date and the merger date, will be transferred to and taken over by A on the merger date.
2. B will disclose any changes in its assets, liabilities, rights and obligations between April 1, 2001 and the merger date to A and provide a statement of said changes.

Article 9: Merger Premium

1. A will pay a merger premium to shareholders or registered mortgagees listed in B's final shareholder register on the day before the merger date, in lieu of profit dividends for the period from April 1, 2001 to March 31, 2002. This merger premium will be paid without delay after A's regular general meeting of shareholders scheduled for June 2002.

2. The amount of the merger premium per share will be calculated by dividing the amount of B's divisible income at the end of the period by the number of B shares on the day prior to the merger date (rounded down to the nearest whole yen). Proviso: The amount may be changed through consultation between A and B to reflect any change in B's asset and liability position or changes in the economic situation.

Article 10: First Regular General Meeting of Shareholders after Merger Date

Shareholders who have received share allotments from A under the provisions of Article 4 Paragraph 2 and can exercise voting rights will be able to exercise those voting rights at A's general meeting of shareholders scheduled for June 2002. The number of voting rights will be determined according to the number of A shares allocated under the provisions of Article 4 Paragraph 2.

Article 11: Appointment of Directors and Auditors at Time of Merger

The directors or auditors of B will not be appointed as directors or auditors of A at the time of the merger. B will pay retirement bonuses to those persons by the day prior to the merger date according to a resolution at B's Merger Approval General Meeting.

Article 12: Obligations of Care as a Good Manager

1. A and B will perform their respective business operations and manage their respective assets with the care of a good manager from the date of this agreement until the merger date. Any actions that will have a significant effect on their assets, liabilities, rights and obligations will be carried out after consultation between A and B.
2. Irrespective of the provisions of the preceding paragraph, A will be able to implement mergers under the terms of merger agreements (attached) concluded with The Taisei Fire & Marine Insurance Co., Ltd. (hereinafter referred to as "C") and The Nissan Fire & Marine Insurance Co., Ltd. (hereinafter referred to as "D"). A and B will merge under the terms of this agreement, irrespective of whether or not mergers are implemented under these other agreements.

Article 13: Changes to Merger Terms

If there are significant changes in the business operations or assets of A or B between the contract date and the merger date due to natural disasters or other reasons, the merger conditions may be amended or the contract may be cancelled, on the basis of consultations between A and B.

Article 14: Validity of Agreement

This agreement will become invalid under the following circumstances.

(1) If the necessary approval for the agreement cannot be obtained at the Merger Approval General Meetings of A or B.

(2) If approval by the relevant government agencies, etc., or equivalent administrative actions cannot be obtained as required for this agreement under the relevant laws and regulations.
(3) If the resolutions required for this agreement at the Merger Approval General Meetings of A or B are invalid under Article 17 Paragraph 4 of the Insurance Business Law as applied to Article 166 Paragraph of the Insurance Business Law mutatis mutandis.

Article 15: Matters not Stipulated in the Contract

Any essential matters pertaining to the merger other than those stipulated in the contract will be determined according to the spirit of the contract through consultation between A and B.

As proof of this agreement, two copies of this document will be prepared and signed by A and B, one copy to be retained by each party.

May 7, 2001

A. The Yasuda Fire & Marine Insurance Co., Ltd.
26-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo
Hiroshi Hirano, President and Representative Director

B. The Dai-ichi Property & Casualty Insurance Co., Ltd.
2-10, Hirakawa-cho 1-chome, Chiyoda-ku, Tokyo
Takeshi Shinohara, President and Representative Director

Note: The merger agreement stipulated in Article 12 Paragraph 2 of the merger agreement between The Yasuda Fire & Marine Insurance Co., Ltd. and The Dai-ichi Property & Casualty Insurance Co., Ltd. was cancelled on December 17, 2001 and is therefore not attached to this document.

3. Reference Items Concerning the Merger Agreement

(1) Changes to Articles of Incorporation due to Merger

① Reasons for Changes

Article 1: Trading name

The post-merger trading name of the Company will be Kabushikigaisha Songai Hoken Japan. This will be expressed in English as Sompo Japan Insurance, Inc.

Article 5: Total number of shares issued
The total number of shares issued will increase because of the merger.

Article 16: Number of directors
The number of directors will be reduced to facilitate prompt and appropriate decision-making by the Board of Directors, which is responsible for management decision-making and the supervision of operations.

Article 18: Term of office of directors
The term of office of directors will be amended to allow adaptation to rapid changes in the business environment, and to clarify responsibility for management in each financial year.

Article 28: Number of auditors
The number of auditors will be increased to strengthen and expand audit systems.

② Content of Changes

The content of the changes is listed in the aforementioned Appendix 1 (Page 10).

4. Content of Statement of Reasons for Setting Merger Ratio under the Provisions of Article 408/2 Paragraph 1 Item 2 of the Commercial Code

Statement of Reasons for Setting Merger Ratio (Copy)

The Company has decided, as follows, the merger ratio for its merger with The Yasuda Fire & Marine Insurance Co., Ltd. (hereinafter referred to as "Yasuda Fire & Marine"), the merger date for which is July 1, 2002:

(1) To ensure that the ratio would be established fairly and appropriately, the Company and Yasuda Fire & Marine appointed neutral third-party organizations as financial advisors and asked them to calculate merger ratios as reference information for use when deciding the ratios. The organizations were, respectively, the Tokyo Branch of J.P. Morgan Securities (hereinafter referred to as "J.P. Morgan Securities") and Goldman Sachs Securities (hereinafter referred to as "Goldman Sachs Securities").

(2) In determining the merger ratio, the Company and Yasuda Fire & Marine each carried out due diligence of the other company and took into account the results of calculations carried out by the third-party organizations (Note 1). The two companies also consulted with each other

concerning such indicators as share prices, net assets per share and anticipated income and expenses.

(3) On this basis, the two companies submitted a merger agreement to their respective Boards of Directors on February 8, 2002, stipulating the allocation of 0.36 Yasuda Fire & Marine shares per one share in the Company (hereinafter referred to as "the Merger Ratio"), and final agreement was reached.

(4) Based on a resolution of the Board of Directors on February 8, 2002, the Company concluded a merger agreement with Yasuda Fire & Marine, and the Merger Ratio was adopted. On February 8, 2002, J.P. Morgan Securities, having first confirmed that no events had occurred that could materially influence the Merger Ratio, submitted an opinion to the effect that the allocation ratio for Yasuda Fire & Marine shares against Nissan Fire & Marine shares as stated in the merger agreement document presented for discussion was fair to the Company's shareholders from a financial perspective (Note 2).

(5) On February 8, 2002, Yasuda Fire & Marine received an opinion from Goldman Sachs Securities to the effect that the Merger Ratio was fair from a financial perspective.

Note 1: Summarized below are the analysis methods and results used by J.P. Morgan Securities to calculate the consolidated and non-consolidated share values for the Company and Yasuda Fire & Marine.

(1) Analysis of Market Price of Shares
The share price was monitored during periods when trading volumes were equivalent to those during times of normal volume between November 2001, when the Company announced amended results due to losses in transactions with Fortress Re and the day prior to a supplementary announcement concerning amended business results, and during periods of normal turnover between the supplementary announcement and January 29. The share price ratio was calculated at 0.32-0.37 per 1 Yasuda Fire & Marine share.

(2) Analysis of Adjusted Net Assets Per Share
The base date for the calculation of adjusted net assets per share was the end of September 2001. The merger ratio based on adjusted net assets per share was calculated as 0.62-0.71 Nissan Fire & Marine shares per 1 Yasuda Fire & Marine share.

(3) DCF (Discounted Cash Flow) Analysis

The theoretical value per share was calculated on the basis of our evaluation of income and expenditure plans prepared by the two companies. The merger ratios calculated on this basis were 0.27-0.39 Nissan Fire & Marine shares per 1 Yasuda Fire & Marine share.

Note 2: The assumptions and conditions applied by J.P. Morgan Securities when presenting its opinion are stated in the following copy of the opinion letter.

Opinion of J.P. Morgan Securities

The Directors
The Nissan Fire & Marine Insurance Co., Ltd.
9-5, Kita-Aoyama 2-chome, Minato-ku, Tokyo

February 8, 2002

Dear Sirs:

The Tokyo Branch of J.P. Morgan Securities (hereinafter referred to as "J.P. Morgan Securities") was appointed by The Nissan Fire & Marine Insurance Co., Ltd. (hereinafter referred to as "Nissan Fire & Marine") as exclusive financial advisor in connection with a merger (hereinafter referred to as "the Merger") that was being considered by Nissan Fire & Marine and The Yasuda Fire & Marine Insurance Co., Ltd. (hereinafter referred to as "Yasuda Fire & Marine") (hereinafter referred to collectively as "the Merger Parties"). As requested by the Board of Directors of Nissan Fire & Marine, we hereby submit our opinion, which is that the allocation ratio (defined below) as stated in the merger agreement document presented for discussion on February 8, 2002 (hereinafter referred to as "the merger agreement") is fair to Nissan Fire & Marine shareholders from a financial perspective. As a result of the Merger, 0.36 Yasuda Fire & Marine shares will be issued per 1 ordinary Nissan Fire & Marine share (hereinafter referred to as "the share allocation ratio"), as stated in the merger agreement.

In preparing this opinion, we carried out the following analyses and studies:

(1) Consideration of the merger memorandum of November 27, 2001, which records the basic agreement of the Merger Parties concerning the Merger.
(2) Consideration of the merger agreement.
(3) Consideration of financial data and related business information contained in financial statements and other information published in the financial reports of the Merger Parties for the past six years (for the accounting periods from fiscal 1995 to fiscal 2000) and the first half of fiscal 2001.
(4) Consideration of financial information and business-related information pertaining to the main subsidiaries and affiliates of the Merger Parties, including their most recent financial statements.
(5) Consideration and analysis of the Merger Parties' non-consolidated financial forecasts and performance plans and forecasts for the period to March 31, 2006, and the merged company's financial forecasts and performance plans and forecasts for the period to March 31, 2006.
(6) Consideration of a market price valuation prepared by Nissan Fire & Marine concerning assets held by the Merger Parties.

(7) Consideration of internal documentation prepared by the Merger Parties concerning anticipated merger synergies.
(8) Consideration of a research report dated January 13, 2002, prepared by PriceWaterhouseCoopers LLC concerning overseas reinsurance transactions involving Fortress Re.
(9) Interviews with the management of the Merger Parties covering such aspects as the financial positions and future business and financial plans of the Merger Parties, and the financial and business implications of the Merger, including the synergies thereof.
(10) Consideration of the prices and trading status of the Merger Parties' shares.
(11) Analyses of similar companies that are comparable with the Merger Parties.
(12) Comparative analyses of similar mergers in Japan and overseas.
(13) Other analyses deemed to be necessary by J.P. Morgan Securities.

J.P. Morgan Securities assumed that all information examined in connection with the tasks described above, including published information and information obtained from the Merger Parties, was correct and complete. J.P. Morgan Securities did not verify the correctness or completeness of that information itself, nor was it under any obligation to do so. J.P. Morgan Securities did not assess or value assets and liabilities or ask any third-party organization to carry out such valuations or assessments. Also, J.P. Morgan Securities assumed that the financial information, plans and forecasts on which it based the aforementioned tasks were produced by the Merger Parties on the basis of their best judgment and assumptions at the present point in time. It was further assumed, and confirmed by Nissan Fire & Marine, that the merger would be based on the pooling system, in accordance with generally accepted accounting principles in Japan, and that it would not be a taxable transaction for the Merger Parties. J.P. Morgan Securities also assumed that the Merger would be implemented effectively and in accordance with the law and the terms and conditions set down in the merger agreement, that the process of obtaining approvals or agreement from the authorities, other organizations and the parties involved, as required for the Merger, would not have a negative effect on the anticipated benefits of the Merger, and that the tax benefits of the Merger will be as currently anticipated.

This opinion is based on information available to J.P. Morgan Securities, and on economic and market conditions and other factors, as of the date of writing. J.P. Morgan Securities is under no obligation to adjust, amend or supplement the opinion, even though it may be affected by future changes in the situation. However, J.P. Morgan Securities may, if it agrees to do so, provide a new opinion at the request of Nissan Fire & Marine. This statement is limited to an opinion that the merger ratio for this Merger is fair to the shareholders of Nissan Fire & Marine from a financial perspective, and it is not intended as an opinion concerning the decision of Nissan Fire & Marine to proceed with the Merger. This document does not constitute an expression of an opinion of J.P. Morgan Securities concerning the value or future price levels of the shares of Nissan Fire & Marine, or of the shares of Yasuda Fire & Marine that may be allocated to the shareholders of Nissan Fire & Marine as a result of the Merger.

J.P. Morgan Securities is acting as financial advisor for Nissan Fire & Marine in connection with the Merger and will receive fees from Nissan Fire & Marine. In the past J.P. Morgan Securities and its associated companies may have provided services relating to various markets, including interest, foreign exchange and credit, to the Merger Parties and received fees in consideration of those services. J.P. Morgan Securities and its associated companies may at times trade the shares of the Merger Parties on its own account or for clients' accounts in the course of business operations.

Subject to the above premises, J.P. Morgan Securities judges, as of the time of writing, that the share allocation ratio stated in the merger agreement document is fair to the shareholders of Nissan Fire & Marine.

J.P. Morgan Securities does not provide this opinion as a recommendation to the shareholders of Nissan Fire & Marine concerning the exercise of their voting rights in relation to the Merger. It is presented only to the Board of Directors of Nissan Fire & Marine as reference information relating to the determination of share allocation ratios. It is not intended for any other purpose, and must not be partially or wholly disclosed, shown or transmitted to any other party without the prior written permission of J.P. Morgan Securities.

J.P. Morgan Securities is aware that Nissan Fire & Marine intends to quote this opinion and present it in documents as stipulated in Article 408/2 Paragraph 1 Item 2 of the Commercial Code and Article 21 Paragraph 2 of the Law Concerning Special Exceptions under the Commercial Code for Auditors, etc., of Joint Stock Companies, and in documents required under the rules of the Tokyo Stock Exchange.

J.P. Morgan Securities, Tokyo Branch

5. Balance sheets and income statements of the Merger Parties as stipulated in Article 408/2 Paragraph 1 Items 3 and 6 of the Commercial Code

(1) Balance sheet and income statement of Nissan Fire & Marine

Interim Balance Sheet for Fiscal 2001 (As of September 30, 2001)

(Unit: ¥ millions)

Item	Amount	Item	Amount
(Assets)		(Liabilities)	
Cash and deposits	107,721	Insurance policy reserves	786,844
Cash	417	Payment reserve	149,890
Deposits	107,304	Liability reserve	636,953
Money claims purchased	5,285	Convertible bonds	25,000
Securities	540,139	Other liabilities	33,699
Government bonds	47,562	Co-insurance payable	930
Municipal bonds	3,086	Reinsurance payable	14,266
Corporate bonds	94,485	Overseas reinsurance payable	1,555
Stocks	276,004	Corporate and other taxes payable	8,691
Foreign securities	107,154	Deposits received	952
Other securities	11,844	Revenue in advance	119
Loans	172,108	Accounts payable	4,918
Insurance policy loans	3,258	Temporary receipts	1,837
General loans	168,849	Deferred hedge income	425
Real estate and movable assets	54,756	Retirement benefit reserve	35,509
Land	21,054	Bonus reserve	1,068
Buildings	27,593	Price fluctuation reserve	5,682
Movable assets	6,108	Total Liabilities	887,803
Other assets	90,899		
Premiums receivable	393	(Capital)	
Agency balances	15,159	Common stock	21,490
Co-insurance recoverable	713	Legal reserves	18,795
Reinsurance recoverable	15,963	Capital reserve	13,197
Overseas reinsurance recoverable	29,191	Earned surplus reserve	5,598
Accounts receivable	3,848	Surplus	37,155
Uncollected revenue	1,878	Voluntary reserves	47,222
Advance deposits	4,270	(Dividend reserve)	(5,764)
Deposits for earthquake insurance	8,392	(Retirement allowance reserve)	(626)
Temporary payments	7,038	(Special risk reserve)	(10,100)
Financial derivatives	425	(Reserve for losses on overseas investments, etc.)	(1)
Other assets	3,624	(Reserve for advanced depreciation deductions for real estate, etc.)	(1,427)
Deferred taxes	52,254	(Special reserve)	(29,303)
Reserve for doubtful accounts	-11,715	Unappropriated interim loss	-10,067
		Interim loss	(13,456)
		Valuation difference	46,205
		Total Shareholders' Equity	123,645
Total Assets	1,011,449	Total Liabilities and Shareholders' Equity	1,011,449

Notes to the Balance Sheet

1. Valuation standards and methods for securities
   (1) Shares in subsidiaries and associated companies are stated at cost, using the moving average method.
   (2) Other securities with market values are stated at market using the market price, etc. on the balance sheet date.
   All valuation differences are added directly to capital. The cost of sales is calculated using the moving average method.
   (3) Other securities without market prices are stated at cost, using the moving average method, or at amortized cost.
2. Derivative transactions are stated at market.
3. Real estate and movable assets are depreciated using the declining balance method. However, buildings (excluding attached fixtures and facilities) acquired since April 1, 2000 are depreciated using the straight line method.
4. Software used by the Company is depreciated over the internal useful life of the products (5 years) using the straight line method.
5. Foreign currency-denominated assets and liabilities have been converted into yen at the spot exchange rate on the interim balance sheet date, and the translation differences are stated as gains or losses.
6. In order to provide for possible losses on assets, the Company provides an allowance for doubtful accounts calculated as follows using self-assessment standards and depreciation and reserve standards for assets.

   Where obligors are affected by legal and formal bankruptcy procedures, such as bankruptcy, special liquidation or suspension of trading at a bill clearing house, or where obligors are effectively bankrupt, the Company makes provision for outstanding claims on such obligors after deducting the amounts that are likely to be recoverable from collateral or that can be recovered by means of guarantees.

   Where obligors are deemed likely to become bankrupt, the Company makes provision for outstanding claims on such obligors after deducting the amounts are likely to be recoverable from collateral or that can be recovered by means of guarantees, and the amount that the obligor is judged able to pay overall.

   The Company makes provisions for other claims based upon the actual loan loss ratios calculated based on loan losses, etc. over a specified period in the past, multiplied by the actual amount of outstanding credits.

   All claims are assessed by the departments and branches responsible for the claims according to the Company's self-assessment criteria for assets. These assessment results are audited by the Audit Department, which is independent from other departments, and the Company provides reserves on the basis of the audit results. The Audit Department also audits the condition of these reserves.

7. To provide for employees' retirement benefits, the Company has established a retirement benefit reserve based on the estimated retirement benefit liabilities and pension assets at the end of each period, to which it has added amounts for changes that occurred by the end of the interim period.

Statistical calculation variances are treated as expenses beginning in the subsequent accounting period using the straight line method, based on a specified number of years (15 years) not exceeding the average remaining years of service of employees at the time when the variances occur.

8. To pay employees' bonuses the Company adds an amount to the bonus reserve based on the estimated amount payable standards.

9. To provide against losses resulting from fluctuations in the prices of shares and other investments, the Company provides a price fluctuation reserve based on the provisions of Article 115 of the Insurance Business Law.

10. The Company uses the following hedge accounting method:

(1) Hedge accounting method

The Company uses deferred hedge accounting, treating the gains and losses or valuation variances related to hedge products having market evaluations as assets or liabilities until the actual gain or loss on the item hedged is known.

(2) Hedging products and hedged transactions

- Hedging product: swap transactions
- Hedged transactions: Assets that are expected to be made suitable for the portfolio account characteristics through changes in cash flow resulting from the hedging product.

(3) Hedging policy

The Company uses hedging prudently and after careful analysis of the characteristics of the hedged assets, portfolio accounts and funds, the cost of funds and other factors from the perspectives of risk management and integrated asset and liability management.

(4) Method for assessing the effectiveness of the Company's hedges

The Company evaluates the cash flow generated from the swap transactions it has executed by examining the appropriateness of the target that was confirmed in advance and verifying the results of the hedges at least once every half-year to confirm that the percentage variance from the objective is within a specified limit.

11. Amounts are stated net of consumption tax, etc.

Non-deductible consumption tax, etc. on assets is included in temporary payments and amortized in equal installments over five years.

12. Finance lease transactions except for leases that transfer ownership of the property to the lessees are treated according to the method used for ordinary loan transactions.

13. (1) The balance for loans includes claims in bankruptcy of ¥1,000 million and loans in arrears of ¥8,147 million.

Claims in bankruptcy are loans that are not included in interest receivable because the principal or interest is regarded as unlikely to be recovered because the principal or interest payments have been continuously in arrears for a substantial period of time, or for other reasons (Excluding the portion written off as a doubtful account. Hereinafter referred to as "loans not included under interest receivable."), and which have been affected by the circumstances defined in Article 96, Paragraph 1, Sub-Paragraph 3, Items a) through e) or Sub-Paragraph 4 of the Corporate Income Tax Law Enforcement Ordinance (Ordinary No. 97 of 1965).

Loans in arrears are loans that are not included in interest receivable, other than claims in bankruptcy or loans for which an interest payment moratorium has been granted to assist the borrower's financial reconstruction or to provide support.

(2) There are no loans overdue longer than 3 months.

Loans overdue longer than three months are loans other than claims in bankruptcy or loans in arrears for which interest or principal payments are overdue by three months or longer from the day after the payment date set down in the contract.

(3) Restructured loans included in loans total ¥1,547 million.

Restructured loans are loans other than claims in bankruptcy, loans in arrears or loans overdue longer than three month for which interest reductions or waivers, payment extensions for interest or principal, forgiveness of debt or other measures have been agreed upon for the benefit of the borrower, to assist the borrower's financial reconstruction or to provide support.

(4) The sum of claims in bankruptcy, loans in arrears, loans overdue longer than three months and restructured loans is ¥10,695 million.

14. Cumulative depreciation of real estate and movable assets amounts to ¥42,789 million, and there is a deduction entry of ¥4,500 million.
15. Interim period loss per share is ¥52.93.
16. Net assets as defined in Article 290, Paragraph 1 Item 6 of the Commercial Code total ¥46,205 million.
17. Assets pledged as collateral consist of securities worth ¥55 million.
18. Treasury stock (excluding shares acquired under the provisions of Article 210-2 Paragraph 1 of the Commercial Code in the situations stipulated in Article 201-2, Paragraph 2 Item 3 of the Code) amounts to ¥0 million.
19. The interim period balance sheet format has been changed from the current interim period because of amendments to the Insurance Business Law Enforcement Provisions. Convertible bonds, which were previously included in "Other liabilities," are now shown after the insurance policy reserve.
20. Consumption taxes, etc. on profits and the consumption tax covered by exemptions that is included in the consumption taxes, etc. on expenses and assets are offset and accounted for in other assets. The unamortized balance of consumption tax covered by exemptions that are included in the consumption taxes, etc. on assets is accounted for in other assets.
21. Amounts have been rounded down to the nearest whole unit.

Interim Period Income Statement for Fiscal 2001

(From April 1, 2001 to September 30, 2001)

(Unit: ¥ millions)

Item	Amount
Ordinary income	218,393
Underwriting income	205,574
Net premiums written	130,700
Savings-type insurance premiums written	21,797
Income from investment of savings-type insurance premiums	4,722
Reversal of liability reserve	48,354
Asset investment income	12,610
Interest and dividend income	8,722
Money trust investment income	0
Gains on sales of securities	8,545
Gains on redemption of securities	3
Other investment income	10
Transfers of income from investment of savings-type insurance premiums	-4,722
Other ordinary income	209
Ordinary expenses	239,123
Underwriting expenses	205,162
Net losses paid	66,672
Loss adjustment expenses	6,747
Commissions and collection expenses	24,678
Maturity refunds	38,637
Dividends to policyholders	22
Transfer to payment reserve	67,506
Exchange gains (losses)	751
Other underwriting expenses	146
Asset investment expenses	5,771
Losses on sales of securities	1,343
Valuation losses on securities	4,363
Redemption losses on securities	1
Exchange gains (losses)	63
Selling, general and administrative expenses	26,691
Other ordinary expenses	1,498
Interest paid	62
Transfer to reserve for doubtful accounts	780
Loan losses	71
Other ordinary expenses	583
Ordinary loss	20,729
Extraordinary gains	38
Gains on disposal of real estate and movables	38
Extraordinary losses	1,121
Losses on disposal of real estate and movables	192
Transfers to price fluctuation reserve	208
Other extraordinary losses	720
Interim period loss before taxes	21,812
Corporate income tax and residents' tax	8,531
Adjustments to corporate income tax, etc.	-16,886
Interim period net loss	13,456
Retained earnings brought forward	3,389
Interim period unappropriated net loss	10,067

Notes to the Interim Period Income Statement

1. (1) Breakdown of net premiums written

Premiums written	¥158,489 million
Reinsurance premiums paid	¥27,789 million
Net	¥130,700 million

(2) Breakdown of net losses paid

Losses paid	¥91,101 million
Reinsurance payments recovered	¥24,429 million
Net	¥66,672 million

(3) Breakdown of commissions and collection expenses

Commissions and collection expense paid	¥26,607 million
Reinsurance commissions received	¥1,929 million
Net	¥24,678 million

(4) Breakdown of interest and dividend income

Interest on deposits	¥26 million
Interest on call loans	¥0 million
Interest on money claims purchased	¥81 million
Interest and dividends on securities	¥5,865 million
Interest on loans	¥2,079 million
Real estate rents	¥572 million
Other interest and dividends	¥147 million
Total	¥8,772 million

2. Money trust investment income does not include valuation gains.
3. Other extraordinary losses are primarily consolidation-related expenses totaling ¥702 million.
4. In previous periods the Company accounted for insurance benefit payments related to overseas reinsurance transactions on an account entry basis. In order to further ensure the financial health of the Company in anticipation of the July 2002 merger, beginning in the current interim period the Company changed to a method to recognize future liabilities related to large-sum overseas reinsurance transactions on an accrual basis. Based upon this change, the Company recognized projected insurance benefit payments of ¥74,412 million as a liability and added the full amount to the payment reserve and at the same time eliminated the unusual risks reserve totaling ¥39,880 million. As a result, ordinary loss and interim period loss before taxes were ¥34,531 million higher, respectively, than what they would have been had the accounting standard used in the previous periods been applied.

5. In previous periods the Company accounted for consumption tax, etc. related to loss adjustment expenses and sales and administrative expenses using the tax inclusive method. Along with the introduction of new management systems intended to improve the efficiency of accounting activities, the Company has changed its accounting treatment to exclude consumption tax, etc. from these items. This change had no effect on the Company's ordinary loss and loss before taxes.
6. Amounts have been rounded down to the nearest whole unit.

(2) Balance sheet and income statement of Yasuda Fire & Marine

Interim Balance Sheet for Fiscal 2001 (As of September 30, 2001)

(Unit: ¥ millions)

Item	Amount	Item	Amount
(Assets)		**(Liabilities)**	
Cash and deposits	**217,152**	**Insurance policy reserves**	**3,056,006**
Cash	372	Payment reserve	336,523
Deposit	216,780	Liability reserve	2,719,483
Call loans	**8,000**	**Other liabilities**	**138,872**
Repurchase agreement account	**47,991**	Co-insurance payable	7,736
Money claims purchased	**3,874**	Reinsurance payable	53,345
Money trusts	**72,089**	Overseas reinsurance payable	10,042
Securities	**2,310,945**	Bank borrowing	462
Government bonds	92,471	Corporate and other taxes payable	8,860
Municipal bonds	173,401	Deposits received	7,963
Corporate bonds	514,349	Revenue in advance	233
Stocks	1,011,729	Accounts payable	28,597
Foreign securities	445,634	Temporary receipts	17,850
Other securities	73,358	Borrowed securities	1,692
Loans	**603,167**	Financial derivatives	2,087
Insurance policy loans	16,535	**Retirement benefit reserve**	**66,608**
General loans	586,631	**Bonus reserve**	**12,402**
Real estate and movable assets	**297,818**	**Reserve for losses on sales of claims**	**8,317**
Land	139,979	**Price fluctuation reserve**	**1,989**
Buildings	134,237	**Acceptances and guarantees**	**945**
Movable assets	22,977	**Total Liabilities**	**3,285,141**
Construction in process	623		
Other assets	**231,098**		
Premiums receivable	1,338	**(Capital)**	
Agency balances	37,883	**Common stock**	**58,421**
Overseas agency balances	12,311	**Legal reserves**	**42,519**
Co-insurance recoverable	6,967	Capital reserve	22,319
Reinsurance recoverable	59,156	Earned surplus reserve	20,200
Overseas reinsurance recoverable	7,374	**Surplus**	**204,843**
Agency business receivables	2	Voluntary reserves	219,561
Accounts receivable	14,127	(Dividend reserve)	(39,300)
Uncollected revenue	11,677		
Advance deposits	18,778	(Reserve for bonuses for special service)	(1,000)
Deposits for earthquake insurance	30,770		
Temporary payments	28,102	(Reserve for losses on overseas investments, etc.)	(1)
Futures transactions margin deposits	483	(Advanced depreciation reserve)	(660)
Futures transactions netting account	370	(Insurance contract special reserve)	(76,500)
Financial derivatives	804	(Special reserve)	(102,100)
Other assets	949	Unappropriated interim loss	14,717
Deferred taxes	**79,273**	(Interim loss)	(23,046)
Customers liability for acceptances and guarantees	**945**	**Valuation difference**	**264,287**
Reserve for doubtful accounts	**-16,994**	**Total shareholders' equity**	**570,071**
Investment loss reserve	**-149**		
Total Assets	**3,855,213**	**Total Liabilities and Shareholders**	**3,855,213**

Notes to the Interim Balance Sheet

1. Valuation standards and methods for securities
   (1) Trading securities are stated at market. The cost of sales is calculated using the moving average method.
   (2) Securities that will be held until maturity are stated at amortized cost, with cost being calculated using the moving average method.
   (3) Shares in subsidiaries and associated companies are stated at cost, using the moving average method.
   (4) Other securities with market values are stated at market using the market price, etc., on the interim balance sheet date.
   All valuation differences are added directly to capital. The cost of sales is calculated using the moving average method.
   (5) Other securities without market prices are stated at cost, using the moving average method, or at amortized cost.
2. The valuation of securities in which the company has invested as trust assets for unit investment money trusts with the intent of holding the securities for purposes other than investment or holding to maturity are stated using the same method used for other securities.
3. Derivative transactions are stated at market. Derivative transactions that satisfy the conditions for application of special accounting treatment for interest swaps, however, are stated by applying the special accounting standard.
4. Real estate and movable assets are depreciated using the declining balance method.
   However, buildings (excluding attached fixtures and facilities) acquired since April 1, 2000 are depreciated using the straight line method.
5. Foreign currency-denominated assets and liabilities have been converted into Japanese yen in accordance with the accounting standard for foreign currency-denominated transactions, etc.
6. The Company provides an allowance for doubtful accounts calculated as follows using self-assessment standards and depreciation and reserve standards for assets.
   Where obligors are affected by legal and formal bankruptcy procedures, such as bankruptcy, special liquidation or suspension of trading at a bill clearing house, or where obligors are effectively bankrupt, the Company makes provision for outstanding claims on such obligors after deducting the amounts that are likely to be recoverable from collateral or that can be recovered by means of guarantees.
   Where obligors are deemed likely to become bankrupt, the Company makes provision for outstanding claims on such obligors after deducting the amounts are likely to be recoverable from collateral or that can be recovered by means of guarantees, and the amount that the obligor is judged able to pay overall.

The Company makes provisions for other claims by calculating the amount of projected losses during a specified future period of time by computing the actual loan loss ratios based on loan losses, etc. over a specified period in the past and multiplying these ratios by the actual amount of outstanding credits, and reserving the relevant amount of the projected losses.
The Company makes provision for losses on designated overseas bonds by reserving as a designated overseas bonds reserve account (including the loss reserve for overseas investments, etc. under Article 55 Paragraph 2 of the Special Taxation Measures Law) the amount of losses projected to occur because of factors such as the political and economic conditions in the country where the bonds were issued.
All claims are assessed by the departments and branches responsible for the claims according to the Company's self-assessment criteria for assets. These assessment results are audited by the Audit Department, which is independent from other departments, and the Company provides reserves on the basis of the audit results.

7. To provide for losses from an inability to complete repayment etc. that is likely to occur in the future on bonds issued by borrowers that are recognized as having a large possibility of going bankrupt in the future based on the Company's self-assessment standards and depreciation and reserve standards for assets, the Company has established an investment loss reserve to which it has added amounts for projected losses at the end of the interim period.
8. To provide for employees' retirement benefits, the Company has established a retirement benefit reserve based on the estimated retirement benefit liabilities and pension assets at the end of each period, to which it has added amounts for changes that occurred by the end the interim period.
   The past service liability is treated as an expense using the straight line method, based on a specified number of years not exceeding the average remaining service period of employees at the time when the liability is incurred.
   Statistical calculation variances are treated as expenses beginning in the subsequent accounting period using the straight line method, based on a specified number of years not exceeding the average remaining years of service of employees at the time when the variances occur.
9. To provide for employees' bonuses the Company adds an estimated amount payable at the end of the interim period based on Company standards to the bonus reserve.
10. To provide for losses that may occur in the future from causes such as a drop in the prices of hypothecated real estate related to loans secured by real estate that have been sold to the Cooperative Credit Purchasing Company, Limited, the Company has established a reserve for losses on sales of claims to which it has added amounts for projected losses at the end of the interim period.
11. To provide against losses resulting from fluctuations in the prices of shares and other investments, the Company provides a price fluctuation reserve based on the provisions of Article 115 of the Insurance Business Law.

12. Amounts are stated net of consumption tax and local consumption tax. However, such taxes are included in the amounts shown for loss adjustment expenses, commissions and collection expenses, and selling, general and administrative expenses.
Consumption tax and other items related to assets that are eligible for deduction are added to temporary payments and amortized in equal installments over five years.
13. Finance lease transactions except for leases that transfer ownership of the property to the lessees are treated according to the method used for ordinary loan transactions.
14. (1) The balance for loans includes claims in bankruptcy of ¥5,477 million and loans in arrears of ¥13,470 million.
Claims in bankruptcy are loans that are not included in interest receivable because the principal or interest is regarded as unlikely to be recovered because the principal or interest payments have been continuously in arrears for a substantial period of time, or for other reasons (Excluding the portion written off as a doubtful account. Hereinafter referred to as "loans not included under interest receivable."), and which have been affected by the circumstances defined in Article 96, Paragraph 1, Sub-Paragraph 3 Items a) through e) or Sub-Paragraph 4 of the Corporate Income Tax Law Enforcement Ordinance (Ordinance No. 97 of 1965).
Loans in arrears are loans that are not included in interest receivable, other than claims in bankruptcy or loans for which an interest payment moratorium has been granted to assist the borrower's financial reconstruction or to provide support.
(2) There are no loans overdue longer than three months.
Loans overdue longer than three months are loans other than claims in bankruptcy or loans in arrears for which interest or principal payments are overdue by three months or longer from the day after the payment date set down in the contract.
(3) Restructured loans included in loans in arrears total ¥5,317 million.
Restructured loans are loans other than claims in bankruptcy, loans in arrears or loans overdue longer than three months for which interest reductions or waivers, payment extensions for interest or principal, forgiveness of debt or other measures have been agreed upon for the benefit of the borrower, to assist the borrower's financial reconstruction or to provide support.
(4) The sum of claims in bankruptcy, loans in arrears, loans overdue longer than three months and restructured loans is ¥24,265 million.
15. Cumulative depreciation of real estate and movable assets amounts to ¥202,366 million, and there is a real estate and movable assets advanced depreciation entry of ¥14,214 million.
16. Interim period loss per share is ¥25.94.
17. Net assets as defined in Article 290, Paragraph 1 Item 6 of the Commercial Code total ¥264,216 million.

18. Total money claims on subsidiaries amount to ¥11,832 million. There are total money liabilities to subsidiaries of ¥754 million.
19. In addition to the amounts included in movable assets shown on the interim balance sheet, some of the computers and other equipment used by the Company are leased under contract.
20. Investments in the shares of subsidiaries totals ¥67,184 million, and financing provided to subsidiaries totals ¥48 million.
21. Treasury stock (excluding shares acquired under the provisions of Article 210-2, Paragraph 1 of the Commercial Code in situations stipulated in Article 201-2, Paragraph 2, Item 3 of the Code) amounts to ¥2 million, and treasury stock acquired under the provisions of Article 210-2, Paragraph 1 of the Commercial Code in situations stipulated Article 201-2, Paragraph 2, Item 3 of the Code amounts to ¥594 million.
22. Assets pledged as collateral consist of securities worth ¥35,849 million. This includes securities pledged as security for borrowings totaling ¥462 million and securities provided as substitutes, etc. for futures transactions margins.
23. Securities lent on the basis of consumption lending and borrowing contracts total ¥39,681 million and are included in stocks and foreign securities.
24. Unused financing balances under loan commitment agreements total ¥25,680 million.
25. Amounts have been rounded down to the nearest whole unit.

Interim Period Income (From April 1, 2001 to September 30, 2001) Statement for Fiscal 2001

(Unit: ¥ millions)

Item	Amount
Ordinary income	**624,278**
Underwriting income	594,318
Net premiums written	481,171
Savings-type insurance premiums written	76,071
Income from investment of savings-type insurance premiums	21,523
Reversal of liability reserve	15,521
Other insurance underwriting income	30
Asset investment income	26,521
Interest and dividend income	34,026
Money trust investment income	25
Income from investment of trading securities	1,618
Gains on sales of securities	12,056
Gains on redemptions of securities	67
Other investment income	251
Transfers of income from investment of savings-type insurance premiums	-21523
Other ordinary income	3,438
Ordinary expenses	**667,902**
Underwriting expenses	502,962
Net losses paid	244,695
Loss adjustment expenses	25,098
Commissions and collection expenses	87,288
Maturity refunds	145,269
Dividends to policyholders	226
Transfer to payment reserve	45
Exchange gains (losses)	109
Other underwriting expenses	228
Asset investment expenses	68,361
Money trust investment losses	7,546
Losses on sales of securities	843
Valuation losses on securities	57,289
Financial derivatives expenses	185
Exchange losses	1,221
Other investment expenses	1,275
Selling, general and administrative expenses	91,260
Other ordinary expenses	5,316
Interest paid	27
Transfer to reserve for doubtful accounts	1,332
Loan losses	3
Transfer to reserve for losses on sales of claims	132
Other ordinary expenses	3,820
Ordinary loss	**43,623**
Extraordinary gains	**8,114**
Gains on disposal of real estate and movable assets	1,503
Reversal of price fluctuation reserve	6,611
Extraordinary losses	**2,946**
Loss on disposal of real estate and movable assets	699
Other extraordinary losses	2,246
Interim period loss before taxes	**38,455**
Corporate income tax and residents' tax	**9,046**
Adjustments to corporate income tax, etc.	**-24455**
Interim period net loss	**23,046**
Retained earnings brought forward	**8,328**
Interim period unappropriated net loss	**14,717**

Notes to the Interim Period Income Statement

1. Total income and expenses from transactions with subsidiary companies were ¥3,962 million and ¥25,368 million, respectively.

2. (1) Breakdown of net premiums written.

Premiums written	¥576,894 million
Reinsurance premiums paid	¥95,722 million
Net premiums written	¥481,171 million

(2) Breakdown of net losses paid.

Losses paid	¥327,930 million
Reinsurance payments recovered	¥83,235 million
Net losses paid	¥244,695 million

(3) Breakdown of commissions and collection expenses.

Commissions and collection expenses paid	¥94,345 million
Reinsurance commissions received	¥7,056 million
Net commissions and collection expenses	¥87,288 million

(4) Breakdown of interest and dividend income.

Interest on deposits	¥891 million
Interest on call loans	¥2 million
Interest on repurchase agreement account	¥3 million
Interest on money claims purchased	¥9 million
Interest and dividends on securities	¥21,492 million
Interest on loans	¥7,260 million
Real estate rents	¥3,885 million
Other interest and dividends	¥480 million
Total interest and dividend income	¥34,026 million

3. Investment income on trading securities includes losses on sales of ¥1,346 million and valuation losses of ¥253 million.

4. The total amount of the valuation losses included in money trust investment income and money trust investment losses is ¥8,284 million. The valuation losses included in financial derivatives expenses is ¥397 million.

5. The principal item included in other extraordinary losses is merger-related expenses totaling ¥2,242 million.

6. Amounts have been rounded down to the nearest whole unit.

6. Balance sheets and income statements of the Merger Parties as stipulated in Article 408/2 Paragraph 1 Items 4 and 5 of the Commercial Code

(1) Balance sheet and income statement of Nissan Fire & Marine

Balance Sheet for Fiscal 2000 (As of March 31, 2001)

(Unit: ¥ millions)

Item	Amount	Item	Amount
(Assets)		**(Liabilities)**	
Cash and deposits	**26,630**	***Insurance policy reserves***	**767,692**
Cash	363	Payment reserve	82,383
Deposits	26,266	Liability reserve	685,308
Call loans	**61,000**	**Convertible bonds**	**25,000**
Money claims purchased	**5,485**	**Other liabilities**	68,322
Securities	**689,332**	Co-insurance payable	1,312
Government bonds	68,052	Reinsurance payable	12,775
Municipal bonds	4,918	Overseas reinsurance payable	1,401
Corporate bonds	98,345	Corporate and other taxes payable	1,087
Stocks	386,590	Deposits received	962
Foreign securities	121,370	Revenue in advance	194
Other securities	10,055	Accounts payable	4,978
Loans	**198,647**	Temporary receipts	17,104
Insurance policy loans	3,476	Commercial paper	28,000
General loans	195,170	Deferred hedge income	505
Real estate and movable assets	55,944	**Retirement benefit reserve**	**34,550**
Land	20,966	**Bonus reserve**	**1,120**
Buildings	28,457	**Price fluctuation reserve**	**5,474**
Movable assets	6,520	**Deferred tax liabilities**	**4,433**
Other assets	**92,004**	**Total Liabilities**	**906,592**
Premiums receivable	372		
Agency balances	19,674	(Capital)	
Co-insurance recoverable	822	**Common stock**	**21,490**
Reinsurance recoverable	17,585	**Legal reserves**	**18,295**
Overseas reinsurance recoverable	24,136	Capital reserve	13,197
Accounts receivable	3,246	Earned surplus reserve	5,098
Uncollected revenue	2,421	**Surplus**	**52,908**
Advance deposits	4,392	Voluntary reserves	44,739
Deposits for earthquake insurance	8,141	(Dividend reserve)	(5,464)
Temporary payments	7,322	(Retirement allowance reserve)	(626)
Financial derivatives	505	(Special risk reserve)	(9,600)
Other assets	3,382	(Reserve for losses on overseas investments, etc.)	(1)
Reserve for doubtful accounts	**-13,152**	(Reserve for advanced depreciation deductions for real estate, etc.)	(744)
		(Special reserve)	(28,303)
		Unappropriated profit for the year	**8,169**
		(Net income)	(4,878)
		Valuation difference	116,606
		Total Shareholders' Equity	**209,300**
Total Assets	**1,115,893**	**Total Liabilities and Shareholders' Equity**	**1,115,893**

Notes to the Balance Sheet

1. Valuation standards and methods for securities

    (1) Shares in subsidiaries and associated companies are stated at cost, using the moving average method.

    (2) Other securities with market values are stated at market using the market price, etc. on the balance sheet date.

    All valuation differences are added directly to capital. The cost of sales is calculated using the moving average method.

    (3) Other securities without market prices are stated at cost, using the moving average method, or at amortized cost.

2. Derivative transactions are stated at market.

3. Real estate and movable assets are depreciated using the declining balance method. However, buildings (excluding attached fixtures and facilities) acquired since April 1, 2000 are depreciated using the straight line method.

4. Software used by the Company is depreciated over the internal useful life of the products (5 years) using the straight line method.

5. Foreign currency-denominated assets and liabilities have been converted into yen at the spot exchange rate on the fiscal year-end balance sheet date, and the translation differences are stated as gains or losses.

6. In order to provide for possible losses on assets, the Company provides an allowance for doubtful accounts calculated as follows using self-assessment standards and depreciation and reserve standards for assets.

    Where obligors are affected by legal and formal bankruptcy procedures, such as bankruptcy, special liquidation or suspension of trading at a bill clearing house, or where obligors are effectively bankrupt, the Company makes provision for outstanding claims on such obligors after deducting the amounts that are likely to be recoverable from collateral or that can be recovered by means of guarantees.

    Where obligors are deemed likely to become bankrupt, the Company makes provision for outstanding claims on such obligors after deducting the amounts are likely to be recoverable from collateral or that can be recovered by means of guarantees, and the amount that the obligor is judged able to pay overall.

    The Company makes provisions for other claims based upon the actual loan loss ratios calculated based on loan losses, etc. over a specified period in the past, multiplied by the actual amount of outstanding credits.

    All claims are assessed by the departments and branches responsible for the claims according to the Company's self-assessment criteria for assets. These assessment results are audited by the Audit Department, which is independent from other departments, and the Company provides reserves on the basis of the audit results. The Audit Department also audits the condition of these reserves.

7. To provide for employees' retirement benefits, the Company has established a retirement benefit reserve based on the estimated retirement benefit liabilities and pension assets at the end of each period.

Differences resulting from changes in accounting standards are stated fully as expenses in the first year to which the changes apply.

Statistical calculation variances are treated as expenses beginning in the subsequent accounting period using the straight line method, based on a specified number of years not exceeding the average remaining years of service of employees at the time when the variances occur.

8. To pay employees' bonuses the Company adds an amount to the bonus reserve based on the estimated amount payable standards.

The Company amended its employee remuneration system during the current fiscal year. Together with the introduction of an annual salary system for certain employees from the next fiscal year, the Company has abolished the period for bonus payments to the individuals in question. This change resulted in an increase of ¥792 million in income before income taxes and net income compared with what the amounts would have been under the payment periods used in the past.

9. To provide against losses resulting from fluctuations in the prices of shares and other investments, the Company provides a price fluctuation reserve based on the provisions of Article 115 of the Insurance Business Law.

10. The Company uses the following hedge accounting method:

(1) Hedge accounting method

The Company uses deferred hedge accounting, treating the gains and losses or valuation variances related to hedge products having market evaluations as assets or liabilities until the actual gain or loss on the item hedged is known.

(2) Hedging products and hedged transactions

- Hedging product: swap transactions
- Hedged transactions: Assets that are expected to be made suitable for the portfolio account characteristics through changes in cash flow resulting from the hedging product.

(3) Hedging policy

The Company uses hedging prudently and after careful analysis of the characteristics of the hedged assets, portfolio accounts and funds, the cost of funds and other factors from the perspectives of risk management and integrated asset and liability management.

(4) Method for assessing the effectiveness of the Company's hedges

The Company evaluates the cash flow generated from the swap transactions it has executed by examining the appropriateness of the target that was confirmed in advance and verifying the results of the hedges at least once every half-year to confirm that the percentage variance from the objective is within a specified limit.

11. Amounts are stated net of consumption tax, etc. However, loss adjustment expenses and sales and administrative expenses are stated including taxes.

Non-deductible consumption tax, etc. on assets is included in temporary payments and amortized in equal installments over five years.

12. Finance lease transactions except for leases that transfer ownership of the property to the lessees are treated according to the method used for ordinary loan transactions.

13. (1) The balance for loans includes claims in bankruptcy of ¥2,379 million and loans in arrears of ¥7,701 million.

Claims in bankruptcy are loans that are not included in interest receivable because the principal or interest is regarded as unlikely to be recovered because the principal or interest payments have been continuously in arrears for a substantial period of time, or for other reasons (Excluding the portion written off as a doubtful account. Hereinafter referred to as "loans not included under interest receivable."), and which have been affected by the circumstances defined in Article 96, Paragraph 1, Sub-Paragraph 3, Items a) through e) or Sub-Paragraph 4 of the Corporate Income Tax Law Enforcement Ordinance (Ordinary No. 97 of 1965).

Loans in arrears are loans that are not included in interest receivable, other than claims in bankruptcy or loans for which an interest payment moratorium has been granted to assist the borrower's financial reconstruction or to provide support.

(2) There are no loans overdue longer than 3 months.

Loans overdue longer than three months are loans other than claims in bankruptcy or loans in arrears for which interest or principal payments are overdue by three months or longer from the day after the payment date set down in the contract.

(3) Restructured loans included in loans total ¥1,811 million.

Restructured loans are loans other than claims in bankruptcy, loans in arrears or loans overdue longer than three month for which interest reductions or waivers, payment extensions for interest or principal, forgiveness of debt or other measures have been agreed upon for the benefit of the borrower, to assist the borrower's financial reconstruction or to provide support.

(4) The sum of claims in bankruptcy, loans in arrears, loans overdue longer than three months and restructured loans is ¥11,891 million.

14. Cumulative depreciation of real estate and movable assets amounts to ¥43,615 million, and there is a deduction entry of ¥4,502 million.

15. Net income per share is ¥18.98.

16. Net assets as defined in Article 290, Paragraph 1 Item 6 of the Commercial Code total ¥116,606 million.

17. Money claims on directors are loans to business corporations in which the directors have representative rights. The total amount of such claims is ¥2,213 million.

Money claims on auditors are loans to business corporations in which the auditors have representative rights. The total amount of such claims is ¥1,000 million.

18. Total money claims on subsidiaries amount to ¥141 million. There are total money liabilities of ¥189 million.

19. Investment in the shares of subsidiaries totals ¥12,191 million.

20. Assets pledged as collateral consist of securities worth ¥56 million.

21. Treasury stock (excluding shares acquired under the provisions of Article 210-2 Paragraph 1 of the Commercial Code in the situations stipulated in Article 201-2, Paragraph 2 Item 3 of the Code) amounts to ¥0 million.

22. Government bonds include ¥10,348 million in negotiable securities lent under consumer loan contracts. Securities lent under consumer loan contracts were previously stated under "Securities lent," but from the current accounting period these are shown in separate categories in accordance with the accounting standards for financial products ("Recommendations of the Business Accounting Council on Accounting Standards for Financial Products," January 22,1999).

23. Items pertaining to retirement benefits are as follows.

(1) Breakdown of retirement benefit liabilities

Retirement benefit liability	-¥67,743 million
Pension assets	¥29,884 million
Unreserved retirement benefit liability	-¥37,859 million
Unrecognized actuarial differences	¥3,309 million
Retirement benefit reserve	-¥34,550 million

(2) Basis for calculation of retirement benefit liability, etc.

Method for allocating projected retirement benefit to service periods	Straight line method
Discount rate	3.0%
Anticipated rate of return on investments	3.0%
Amortization period for actuarial differences	15 years
Amortization period for one-time valuation difference resulting from change in accounting standards	1 year

24. Total deferred tax assets amount to ¥62,281 million. Total deferred tax liabilities amount to ¥66,715 million.

The main sources of deferred tax assets are the liability reserve (¥39,192 million), the retirement benefit reserve (¥8,011 million) and the reserve for doubtful accounts (¥4,039 million).

The main sources of deferred tax liabilities are the valuation differences on other securities, money claims purchased that are accounted for in a manner similar to securities and deposits (¥65,904 million).

25. The balance sheet format has been changed from the current fiscal year because of amendments to the Insurance Business Law Enforcement Provisions. The main changes are as follows.

(1) Valuation differences, etc. pertaining to derivative transactions are shown as "financial derivatives."

(2) Valuation differences, etc. pertaining to derivative transactions to which hedge accounting applies are shown as "deferred hedging gains."

(3) Convertible bonds, which were previously included in "other liabilities," are now shown after the insurance policy reserve.

(4) The items previously shown as the "retirement payment reserve" and accrued past service liabilities, etc., for the Company pension plan are now shown as the "retirement benefit reserve."

(5) Valuation differences on other securities after deduction of tax benefits, monetary claims purchased that are accounted for in a manner similar to securities and deposits, are shown under "valuation differences."

26. Amounts have been rounded down to the nearest whole unit.

Income Statement for Fiscal 2000

(From April 1, 2000 to March 31, 2001)

(Unit: ¥ millions)

Item	Amount
Ordinary income	**372,826**
Underwriting income	**348,921**
Net premiums written	253,462
Savings-type insurance premiums written	53,728
Income from investment of savings-type insurance premiums	10,432
Reversal of payment reserve	1,917
Reversal of liability reserve	27,990
Exchange gains	1,390
Asset investment income	**23,514**
Interest and dividend income	19,258
Money trust investment income	134
Gains on sales of securities	14,476
Gains on redemption of securities	3
Other investment income	74
Transfers of income from investment of savings-type insurance premiums	-10,432
Other ordinary income	**389**
Ordinary expenses	**353,438**
Underwriting expenses	**289,650**
Net losses paid	137,955
Loss adjustment expenses	14,497
Commissions and collection expenses	47,790
Maturity refunds	89,161
Dividends to policyholders	98
Other underwriting expenses	147
Asset investment expenses	**8,770**
Losses on money trust investments	109
Losses on investment in securities held for trading	1,702
Losses on sales of securities	2,025
Valuation losses on securities	4,718
Redemption losses on securities	13
Exchange losses	104
Other investment expenses	97
Selling, general and administrative expenses	**52,098**
Other ordinary expenses	**2,918**
Interest paid	290
Transfer to reserve for doubtful accounts	1,795
Loan losses	420
Other ordinary expenses	413
Ordinary profit	**19,388**
Extraordinary gains	**1,382**
Gains on disposal of real estate and movables	1,382
Extraordinary losses	**13,370**
Losses on disposal of real estate and movables	604
Transfers to price fluctuation reserve	449
Other extraordinary losses	12,316
Income before taxes	**7,400**
Corporate income tax and residents' tax	**5,019**
Adjustments to corporate income tax, etc.	**-2,497**
Net income	**4,878**
Retained earnings brought forward	**4,896**
Cancellation of treasury stock from income	**1,605**
Unappropriated earned surplus	**8,169**

Notes to the Income Statement

1. The Company had earnings totaling ¥203 million and expenses totaling ¥7,473 million from transactions with subsidiaries.
2. (1) Breakdown of net premiums written

Premiums written	¥305,731 million
Reinsurance premiums paid	¥52,268 million
Net	¥253,462 million

(2) Breakdown of net losses paid

Losses paid	¥195,316 million
Reinsurance payments recovered	¥57,360 million
Net	¥137,955 million

(3) Breakdown of commissions and collection expenses

Commissions and collection expense paid	¥52,425 million
Reinsurance commissions received	¥4,635 million
Net	¥47,790 million

(4) Breakdown of interest and dividend income

Interest on deposits	¥52 million
Interest on call loans	¥66 million
Interest on money claims purchased	¥207 million
Interest and dividends on securities	¥12,141 million
Interest on loans	¥5,255 million
Real estate rents	¥1,187 million
Other interest and dividends	¥346 million
Total	¥19,258 million

3. Losses on investment in securities held for trading represents losses on sales.
4. Money trust investment income and money trust investment losses do not include valuation gains and losses.
5. Other extraordinary losses are primarily a one-time loss of ¥12,029 million to fully expense the one-time valuation difference resulting from the change in accounting standards as a result of applying the accounting standards for retirement benefits beginning in the current period, the initial year to which the standards are applied, and extraordinary depreciation of ¥189 million for computers and other equipment based on the immediate depreciation system according to the amendment of the tax system in Fiscal 1999.

6. Loss adjustment expenses, selling, general and administrative expenses and retirement benefit expenses accounted for as other extraordinary losses totaled ¥15,402 million.

Services expenses	¥2,335 million
Interest expense	¥1,963 million
Expected investment earnings	-¥926 million
Amount of valuation difference resulting from the change in accounting standards charged to expenses	¥12,029 million
Actuarial differences charged to expenses	¥0 million
Total	¥15,402 million

7. The statutory corporate tax rate for the fiscal year was 36.11%, and the burden rate for corporate and other taxes following application of tax effect accounting was 34.08%. This difference was primarily an exclusion from revenue of dividend and other income received equal to -10.42% and exclusion of social expenses, etc. of 4.20%.
8. Beginning in the current period the Company will apply the accounting standards for retirement benefits ("Recommendations of the Business Accounting Council on the Establishment of Accounting Standards for Retirement Benefits," June 16, 1998). As a result, retirement benefit expense and ordinary profit increased by ¥9,773 million and ¥93 million, respectively, and income before taxes decreased by ¥9,773 million compared to what they would have been had the accounting standards used in the prior fiscal year been applied.
9. Beginning in the current period the Company will apply the accounting standards for financial products ("Recommendations of the Business Accounting Council on Accounting Standards for Financial Products," January 22, 1999) and has changed its valuation methods for securities and derivative transactions and its hedge accounting method. As a result, the Company's ordinary profit and income before taxes decreased by ¥337 million, respectively, compared to what they would have been had the accounting standards used in the prior fiscal year been applied.
10. Beginning in the current period the Company will apply the amended accounting standards for foreign currency-denominated transactions ("Recommendations of the Business Accounting Council on Amendment of the Accounting Standards for Foreign-Currency Denominated Transactions," October 22, 1999). This change will not have a material effect on the Company's ordinary profit and income before taxes compared to what they would have been had the accounting standards used in the prior fiscal year been applied.
11. The format used to report the income statement was revised during the current period based upon the amendment of the Insurance Business Law Enforcement Provisions. The principal changes are as follows.
    (1) All earnings and expenses related to securities held for trading are accounted for in "losses on investment in securities held for trading."

(2) The earnings and expenses related to money trust investments that were included in "interest and dividend income," "other investment income" and "other investment expenses" are shown as "money trust investment income" and "losses on money trust investments."

12. Amounts have been rounded down to the nearest whole unit.

(2) Balance sheet and income statement of Yasuda Fire & Marine

Balance Sheet for Fiscal 2000 (as of March 31, 2001)

(¥ millions)

Item	Amount
(Assets)	
Cash and deposits	158,691
Cash	337
Deposits	158,353
Call loans	65,500
Cash forward account	9,989
Money claims purchased	1,895
Money trusts	86,932
Securities	2,563,451
Government bonds	88,599
Municipal bonds	169,898
Corporate bonds	530,948
Stocks	1,240,179
Foreign securities	462,519
Other securities	71,305
Loans	645,579
Insurance policy loans	17,358
General loans	628,221
Real estate and movables	303,831
Land	141,392
Buildings	138,051
Movables	23,197
Suspense account for construction	1,189
Other assets	236,855
Premiums receivable	952
Agency balances	48,149
Overseas agency balances	10,149
Co-insurance recoverable	9,100
Reinsurance recoverable	60,275
Overseas reinsurance recoverable	7,632
Agent operation balance	0
Accounts receivable	9,267
Uncollected revenue	11,589
Advance deposits	19,205
Deposits for earthquake insurance	29,831
Temporary payments	28,575
Gain from forward futures trading	68
Financial derivatives	1,097
Other assets	958
Customers liability for acceptance and guarantee	10,870
Reserve for doubtful accounts	-16,709
Reserve for investment losses	-164
Total assets	4,066,722

(¥ millions)

(Liabilities)	
Insurance policy reserve	3,071,482
Payment reserve	336,477
Liability reserve	2,735,004
Other liabilities	152,933
Co-insurance payable	12,018
Reinsurance payable	46,950
Overseas reinsurance payable	10,818
Borrowings	466
Corporate income tax, etc., payable	7,046
Deposits received	7,281
Revenue in advance	308
Accounts payable	30,721
Temporary receipts	33,613
Borrowed securities	1,878
Financial derivatives	1,830
Retirement benefit reserve	67,329
Bonus reserve	9,715
Reserve for losses on sale of claims	8,184
Price fluctuation reserve	8,600
Deferred tax liabilities	14,851
Acceptances and guarantees	10,870
Total liabilities	3,343,969
(Shareholders' equity)	
Common stock	58,421
Legal reserves	41,219
Capital reserve	22,319
Earned legal reserve	18,900
Surplus	235,449
Voluntary reserves	211,599
Reserve for shareholders' dividends	(38,300)
Reserve for retirement compensations	(1,000)
Reserve for losses on overseas investments, etc.	(1)
Reserve for advanced depreciation	(698)
Special reserve for insurance contract	(73,000)
Special reserve	(98,600)
Unappropriated profit for the year	23,849
(Net income)	(15,122)
Valuation difference	387,662
Total shareholders' equity	722,752
Total liabilities and shareholders' equity	4,066,722

Notes

1. Valuation standards and methods for securities

(1) Trading securities are stated at market. The cost of sales is calculated using the moving average method.

(2) Bonds held to maturity are stated at amortized cost using the moving average method.

(3) Shares in subsidiaries and associated companies are stated at cost, using the moving average method. All valuation differences are added directly to shareholders' equity.

(4) Other securities with market values are stated at market, using the market price, etc., on the balance date.

(5) Other securities without market prices are stated at cost, using the moving average method, or at amortized cost.

2. Investment securities which are held as trust assets in individually operated money trust for the purpose of holding securities that are not included in the aforementioned securities are stated at market.

3. Derivatives are stated at market. However, the derivatives that satisfy the application requirements for special treatment of interest rate swap are stated on the special treatment.

4. Real estate and movables are depreciated using the declining balance method; however, buildings (excluding annexed structure) acquired on or after April 1, 1998 are depreciated using the straight-line method.

5. Foreign currency assets and liabilities have been converted using the accounting standards for foreign currency transactions, mutatis mutandis. And from the current year, the Company has applied the accounting standards for foreign currency transactions, etc., ("the Opinion Paper issued by the Corporate Accounting Council on Accounting Standards for Foreign Currency Transactions, etc.", October 22, 1999). This change caused little in ordinary profit and income before income taxes.

6. The reserve for doubtful accounts, the asset self-assessment reserve and the depreciation reserve are shown as follows, based on the asset self-assessment standards and the depreciation and reserve standards.

   Where borrowers are affected by legal bankruptcy procedures, such as special liquidation or suspension of trading in a bill-clearing house, or are substantially bankrupt, provision is made for outstanding claims on such borrowers after the deduction of amounts that are likely to be recoverable from collateral, or which can be recovered by means of guarantees.

   Where borrowers are deemed likely to become bankrupt, provision is made for outstanding claims on such borrowers after the deduction of amounts that are likely to be recoverable from collateral, or which can be recovered by means of guarantees, and the amount that each borrower is judged able to pay overall.

   For other claims, provisions are made using amounts calculated by the following procedure: calculating actual loan loss ratios based on the loan losses, etc. over a past specified period of time and then multiplying claim amounts by expected loss ratios that is calculated based on the actual loan loss ratios.

A reserve for provisions to specific foreign borrowers (including the reserve for losses on overseas investments provided pursuant to Article 55-2 of the Special Taxation Measures Law) is provided based on the amount of expected losses due to the political and economic situation of their respective countries.

Departments and branches according to the self-assessment criteria assess all claims, and these assessment results are audited by the Inspection Department, which is independent from other departments, and reserves are provided on the basis of the audit results.

7. The reserve for investment losses from debt securities issued by issuers who are deemed likely to become bankrupt based on the criteria of self-assessment of asset and the criteria of amortization/appropriation, is stated as an excepted loss at the term end to provide for losses, such as failure of redemption, etc. which might occur in the future.

8. The retirement benefit reserve is based on estimated retirement benefit liabilities and pension assets at the balance date, to provide for employees' retirement benefits.
Difference (¥30,275million) resulting from changes in accounting standards is stated as retirement benefit trust (¥29,067million) that is established from securities held in the Company in this term and, for its remaining amount that is stated as a lump-sum expense, as depreciation of reserve shortage for retirement benefit stated in the extraordinary loss.

Prior service cost is stated on the straight-line method using certain years within the average remaining service period of employees active at the date of amendment,

Actuarial differences are treated as expenses in subsequent accounting periods using the straight-line method, based on a specified number of years not exceeding the average remaining years of service of employees at the time when the difference occur.

From the current year, the Company has applied the accounting standards for retirement benefits ("the Opinion Paper issued by the Corporate Accounting Council on Accounting Standards for Employees' Retirement Benefits", June 16, 1998). As a result of this change, loss adjustment expenses, selling, general and administrative expenses relating to employees' retirement benefits increased by ¥106 million, while operating income and net income before tax were reduced by ¥106 million and ¥12,305 million respectively, compared with figures based on the previous method.

Items pertaining to retirement benefits are as follows.

(1) Breakdown of retirement benefit liabilities (¥ in millions)

	retirement lump-sum grants	welfare pension	Total
Retirement benefit liabilities	(69,876)	(135,066)	(204,942)
Pension assets	7,855	114,085	121,941
(of which as retirement benefit trust)	(7,855)	(12,211)	(20,066)
Unfunded retirement benefit liabilities	(62,020)	(20,980)	(83,001)
Unrecognized actuarial difference	2,640	16,420	19,060
Unrecognized prior service liabilities	-	(3,388)	(3,388)
Net amount stated on the balance sheet	(59,380)	(7,948)	(67,329)
Advance pension expense	-	-	-
Retirement benefit reserve	(59,380)	(7,948)	(67,329)

The amount of pension assets (excluding the unrecognized actuarial differences) is ¥29,067 million in total of ¥11,293 million for retirement lump-sum grants and ¥17,774 million for welfare pension, the amount of retirement benefit reserve before the aforementioned total amount is ¥96,396 million in total of ¥70,673 million for retirement lump-sum grants and ¥25,722 million for welfare pension.

(2) Assumption used for calculation of retirement benefit liabilities, etc.

Allocation method for estimated retirement benefit liabilities	Straight-line method
Discount rate	3.0%
Anticipated rate of return on investment	
Pension assets for welfare pension	4.0%
Retirement benefit trusts	0.0%
Years for depreciation of prior service cost	5 years
Years for depreciation of actuarial difference	15 years

9. The bonus reserve is based on the estimated amount payable at the end of the current term as employees' bonuses.

10. The reserve for losses on sale of claims on loans collateralized by real estate sold to the Cooperative Credit Purchasing Company, Limited ("CCPC") is provided, based on the criteria of self-assessment of asset and the criteria of amortization/appropriation, to cover possible future losses resulting from declines in collateral value or other factors. The amount is based on estimated losses at the balance sheet date.

11. The price fluctuation reserve is provided under the terms of Article 115 of the Insurance Business Law to cover losses resulting from fluctuations in the prices of shares, etc.

12. Consumption tax is excluded in determining income or loss. However, loss adjustment expenses, commissions and fees, collecting expenses, and selling, general and administrative expenses and other expense items are stated on a tax-inclusive basis.

Non-deductible consumption tax, etc., on assets is shown as temporary payments and amortized over five years using straight-line method.

13. Finance leases other than those the titles of which are deemed to be transferred to the lessee are accounted for as operating leases.

14.

(1) Claims against bankrupt obligor was ¥7,414 million, and claims against substantial bankrupt obligor were ¥11,557 million.

Claims against bankrupt obligor are loans, on which accrual of interest is suspended because the principal or interest are regarded as unlikely to be recovered, since principal or interest payments have been continuously in arrears for a substantial period of time, or for other reasons (hereinafter referred to as non-accrual loans), and which have been affected by the circumstances defined in Article 96, Paragraph 1, Sub-Paragraph 3, Items a) through e) or Sub-Paragraph 4 of the Corporate Income Tax Law Enforcement Ordinance (Ordinance No. 97 of 1965).

Claims against substantial bankrupt obligor represent non-accrual loans that are included in "interest receivable", other than claims against bankrupt obligor or loans for which an interest payment moratorium has been granted to assist financial reconstruction by the borrower.

(2) There are no loans overdue longer than 3 months.

Loans overdue longer than 3 months are loans, other than claims against bankrupt obligor or claims against substantial bankrupt obligor, for which interest or principal payments are overdue by three months or longer from the day after the payment date set down in the contract.

(3) Restructured loans amount to ¥3,694 million.

Restructured loans are loans, other than claims against bankrupt obligor, claims against substantial bankrupt obligor or loans overdue longer than three months, for which interest reductions or waivers, payment extensions for interest or principal, forgiveness of debt or other measures have been agreed upon for the benefit of the borrower, to assist the borrower's financial reconstruction or provide support.

(4) Total amount of claims against bankrupt obligor, claims against substantial bankrupt obligor, loans overdue longer than 3 months and restructured loans amount to ¥22,668 million.

15. Accumulated depreciation on real estate and movables amounts to ¥197,461 million, and deduction entry on real estate and movables amounts to ¥14,241 million.

16. Net income per share is ¥17.02.

17. Net assets as defined in Article 290 Paragraph 1 Item 6 of the Commercial Code amount to ¥387,492 million.

18. Total monetary claims on subsidiaries amount to ¥9,555 million. Total monetary liabilities on subsidiaries amount to ¥905 million.

19. In addition to movables shown in the balance sheet, some computer equipment and other items are used under lease contracts.

20. Shares in subsidiaries amount to ¥63,733 million. Investment in subsidiaries amount to ¥48 million.

21. Treasury stock (where the provisions of Article 210/2, Paragraph 2 Item 3 of Commercial Code, excluding stock acquired under the provisions of Article 210/2 Paragraph 1) amounts to less than ¥1 million. The stock acquired pursuant to provisions of Article 210/2, Paragraph 2 Item 3 of Commercial Code amounts to ¥259 million.

22. Assets offered as collateral consist of securities worth ¥38,356 million. The assets are lodged as collateral for borrowings of ¥466 million and as well substitutes for a margin deposit for futures trading and others.

23. ¥43,948 million of securities loaned under the agreement is included in stocks and foreign securities. Securities loaned under the agreement used to be included in "loan receivable in securities"; however, registered in stocks and foreign securities by type from the current year based on the accounting standards for financial products ("the Opinion Paper issued by the Corporate Accounting Council on Accounting Standards for Financial Products", January 22, 1999) in effect.

24. From the current year, the Company has applied the accounting standards for financial products ("the Recommendations of the Corporate Accounting Council on Accounting Standards for Financial Products", January 22, 1999), resulting in changes to the valuation methods for securities, money trusts and derivatives. These changes caused a reduction of ¥8,720 million in ordinary profit and profit before tax respectively, compared with figures based on the method previously used.

25. Total deferred tax assets amount to ¥204,523 million. Total deferred tax liabilities amount to ¥219,375 million.

The breakdown of the main sources of deferred tax assets is as follows: (¥ in millions)

Deferred tax assets	
Liability reserve	138,941
Reserve for retirement benefit	17,902
Loss from appreciation of assets	11,668
Reserve for outstanding claims	9,813
Intangible fixed assets for tax treatment	6,825
Other	19,371
Sub total of deferred tax assets	204,523
Valuation reserve	-
Total of deferred tax assets	204,523
Deferred tax liabilities	
Variance of the estimate	(219,002)
Other	(373)
Sub total of deferred tax liabilities	(219,375)
Net loss	(14,851)

26. The balance sheet format has been changed from the current year because of amendments to the Insurance Business Law Enforcement Regulations following the application, etc. of the accounting standards relating to financial products. The main changes are as follows:

(1) Gensaki transaction that used to be included in "purchased money claims" is shown as "Kai gensaki account".

(2) Valuation differences, etc., pertaining to derivatives are shown as "financial derivatives".

(3) Valuation differences on other securities (after deduction of tax benefits) and money in trust, purchased money claims are shown under "valuation differences".

(4) The item previously shown as the "retirement payment reserve" is now shown as the "retirement benefit reserve'.

27. Amounts have been rounded down to the nearest whole unit.

Income Statement for Fiscal 2000 (from April 1, 2000 to March 31, 2001)

(¥ millions)

Item	Amount
<Ordinary profit & loss>	
Ordinary income	1,316,194
Underwriting income	1,252,619
Net premiums written	926,210
Savings-type insurance premiums written	200,789
Income from investment of savings-type insurance premiums	47,398
Reversal of liability reserves	77,926
Gains on foreign currency exchange	191
Other underwriting income	102
Asset investment income	54,655
Interest and dividend income	72,813
Money trust income	2,305
Gains on trading securities	1,735
Gains on sales of securities	21,163
Gains on redemption of securities	168
Income on financial derivatives	3,533
Other investment income	334
Transfers of income from investment of savings-type insurance premiums	Δ 47,398
Other ordinary income	8,919
Ordinary expenses	1,276,079
Underwriting expenses	1,070,203
Net losses paid	492,710
Loss adjustment expenses	48,840
Commissions and collection expenses	164,805
Maturity refunds	335,447
Provision for payment reserve	853
Dividends to policyholders	27,203
Other underwriting expenses	340
Asset investment expenses	23,518
Losses on money trust investments	3,497
Losses on sales of securities	3,739
Valuation losses on securities	13,204
Redemption losses on securities	139
Exchange losses	1,545
Other investment expenses	1,390
Selling, general and administrative expenses	180,971
Other ordinary expenses	1,385
Interest paid	349
Loan losses	51
Transfer to reserve for investment loss	1
Transfer to reserve for losses on sales of claims	435
Other ordinary expenses	547
Ordinary profit	40,115

(¥ millions)

Item	Amount
<Extraordinary gains and losses>	
Extraordinary gains	20,076
Gains on disposal of real estate and movables	1,999
Gains on establishment of a retirement benefit trust	18,076
Extraordinary losses	37,667
Losses on disposal of real estate and movables	754
Transfer to price fluctuation reserve	4,201
Advanced depreciation deduction of real estate, etc.	0
Depreciation of retirement benefit accumulation deficit	30,275
Other extraordinary losses	2,436
Income before income taxes	22,523
Corporate income tax and residents' tax	14,796
Adjustments to corporate income tax, etc.	Δ 7,394
Net income	15,122
Retained earnings brought forward	8,726
Unappropriated earned surplus	23,849

Notes

1. Total income on transactions with subsidiaries amounted to ¥6,782 million. Total expenses with subsidiaries amounted to ¥32,146 million.

2.

(1) Breakdown of net premium written

Premiums written	¥1,103,900 million
Reinsurance premiums paid	¥177,690 million
Net premium written	¥926,210 million

(2) Breakdown of net losses paid

Losses paid	¥653,490 million
Reinsurance payments recovered	¥160,779 million
Net losses paid	¥492,710 million

(3) Breakdown of commissions and collection expenses

Commissions and collection expense paid	¥179,154 million
Reinsurance commissions received	¥14,348 million
Net commissions and collection expense paid	¥164,805 million

(4) Breakdown of Interest and dividend income

Interest on deposits	¥2,625 million
Interest on call loan	¥160 million
Interest on kai gensaki account	¥69 million
Interest on money claims purchased	¥58 million
Interest and dividends on securities	¥43,231 million
Interest on loans	¥17,309 million
Real estate rents	¥8,155 million
Other interest and dividends	¥1,202 million
Aggregate interest and dividend income	¥72,813million

3. Profit from trading securities amounts to ¥1,738 million and loss from valuation amounts to ¥2 million.

4. Total loss amount from money in trust and its valuation amounts to ¥52 million. Loss from derivatives amounts to ¥210 million.

5. The main resource of extraordinary loss is loss of ¥2,429 million from deposition of overseas subsidiaries.

6. Retirement benefit expenses included in loss adjustment expenses and selling, general & administrative expenses amount to ¥40,289 million, and its breakdown is as follows (¥ in millions)

Service cost	8,845
Interest cost	6,102
Expected earnings	(4,086)
Depreciated cost of differences from changes in the accounting standards	30,275
Depreciated cost of actuarial differences	-
Depreciated cost past service liabilities	(847)
Total	40,289

7. The statutory effective tax rate for the current year was 36.09% and the percentage burden of corporate income tax, etc., after the application of tax benefit accounting was 32.86%. The main reasons for this difference are as follows:

Statutory effective tax rate	36.09%
(Adjustment)	
Deduction of dividends received and other items from taxable income	(11.72%)
Addition of entertainment expenses to taxable income	5.20%
Resident tax on per capita basis	1.84%
Other	1.45%
Percentage burden of corporate income tax, etc. after the application of the statutory effective tax rate	32.86%

8. The income statement format has been changed from the current year because of amendments to the Insurance Business Law Enforcement Regulations following the application, etc. of the accounting standards relating to financial products. The main changes are as follows:
   (1) Income or loss resulting from margin trading of securities treated the same as trading securities mutates mutandis is stated as "income from trading securities".
   (2) Profits and expenses relating to cash in trust which used to be included in "interest and dividends income", "other investment profit" and "other investment expenses" are shown as "investment profit/loss from cash in trust".
   (3) Valuation difference relating to derivatives transaction, to which hedge accounting is not applied, is shown as "income from derivatives".
9. Amounts have been rounded down to the nearest whole unit.

Motion 2: Partial Amendment of Articles of Incorporation

1. Reasons for Changes

The changes will be made to conform with the Law Partially Amending the Commercial Code, etc. (Law 79 of 2001), which took effect on October 1, 2001.

2. Nature of Changes

The changes are as shown in the following comparison of the existing and amended Articles of Incorporation.

Comparison of Current and Amended Articles of Incorporation

(Changes underscored)

Current Articles of Incorporation	Proposed Changes
Chapter 2: Shares Article 5: Number of shares issued and number of shares per <u>stock unit</u> 1. The number of shares issued by the Company will be 592,553,000, <u>all par value</u>. Proviso: If shares are cancelled the number of shares will be reduced accordingly. 2. <u>The par value per share will be ¥50.</u> 3. The Company's <u>stock unit</u> will consist of 1,000 shares.	Chapter 2: Shares Article 5: Number of shares issued and number of shares per <u>stock trade unit</u> 1. The number of shares issued by the Company will be 592,553,000. Proviso: If shares are cancelled the number of shares will be reduced accordingly. Deleted 2. The Company's <u>stock trade unit will</u> consist of 1,000 shares. 3. <u>The Company will not issue stock certificates showing a number of shares less than one stock trade unit (hereinafter referred to as "shares below stock trade unit"). Proviso: This restriction will not apply where the stock handling rules apply.</u>

Current Articles of Incorporation	Proposed Changes
Article 7: Transfer agent 1. The Company will appoint a transfer agent for its shares. 2. The transfer agent and place of processing will be selected by resolution of the Board of Directors. 3. The Company's Register of Shareholders and Register of Beneficial Shareholders (hereinafter referred to as "Shareholder Registers, etc.") will be placed in the place of processing in the office of the transfer agent, and administrative tasks pertaining to share transfers, the purchase of shares below <u>stock units</u>, and other matters relating to shares, will be handled by the transfer agent. These tasks will not be handled by the Company.	Article 7: Transfer agent 1. The Company will appoint a transfer agent for its shares. 2. The transfer agent and place of processing will be selected by resolution of the Board of Directors. 3. The Company's Register of Shareholders and Register of Beneficial Shareholders (hereinafter referred to as "Shareholder Registers, etc.") will be placed in the place of processing in the office of the transfer agent, and administrative tasks pertaining to share transfers, the purchase of shares below <u>stock trade units</u>, and other matters relating to shares, will be handled by the transfer agent. These tasks will not be handled by the Company.
Article 8: Handling of shares Share transfers, the purchase of shares below <u>stock units</u>, and other matters relating to shares, will be handled in accordance with the share handling regulations established by the Board of Directors.	Article 8: Handling of shares Share transfers, the purchase of shares below <u>stock trade units</u>, and other matters relating to shares, will be handled in accordance with the share handling regulations established by the Board of Directors.
Chapter 4: Directors and Board of Directors Article 15: Election 1. Directors will be elected at General Meetings of Shareholders. 2. <u>Shareholders holding at least one-third of issued shares</u> must be present when resolutions as stipulated in the previous paragraph are made. 3. Resolutions to elect directors will not be based on cumulative voting.	Chapter 4: Directors and Board of Directors Article 15: Election 1. Directors will be elected at General Meetings of Shareholders. 2. <u>Shareholders holding at least one-third of voting rights</u> must be present when resolutions as stipulated in the previous paragraph are made. 3. Resolutions to elect directors will not be based on cumulative voting.

Current Articles of Incorporation	Proposed Changes
Chapter 5: Auditors and Board of Auditors Article 27: Election 1. Auditors will be elected at General Meetings of Shareholders. 2. Shareholders holding at least one-third of issued shares must be present when resolutions as stipulated in the previous paragraph are made.	Chapter 5: Auditors and Board of Auditors Article 27: Election 1. Auditors will be elected at General Meetings of Shareholders. 2. Shareholders holding at least one-third of voting rights must be present when resolutions as stipulated in the previous paragraph are made.

Guide Map for Shareholders' General Meeting Venue

Diamond Room, 1st Floor, Aoyama Diamond Hall
6-8, Kita-Aoyama 3-chome, Minato-ku, Tokyo

Telephone: (03)3406-3261

MAP (Omitted)

Nearest station: Omote-Sando Subway Station (Ginza Line, Chiyoda Line and Hanzomon Line; direct access from Exit B5)